October 21, 2010

Via EDGAR

Mr. Michael Clampitt

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4720

Washington, D.C.  20549

Re:	FirstCity Financial Corporation
Form 10-K for December 31, 2009
File No. 033-19694

Dear Mr. Clampitt:

On behalf of FirstCity Financial Corporation (“FirstCity,” “the Company,” “we” and “our”), I submit the following responses to the comments contained in your letter dated September 20, 2010, concerning the above-referenced filing (the “2009 Form 10-K”). The Company’s responses to your comment letter are outlined below in the sequential order in which the comments appear in your comment letter.

Business

General, page 5

1.                          Revise this disclosure to provide the information required by Item 101(b) of Regulation S-K.

Response:  The Company understands that Item 101(b) of Regulation S-K requires disclosure of financial information about segments for each of the last three fiscal years (or for as long as it has been in business, whichever period is shorter). However, as a smaller reporting company (as defined by Item 10(f)(1) of Regulation S-K), FirstCity elected to apply the scaled disclosures provided by Item 101(h) of Regulation S-K, which does not include a disclosure requirement for financial information about segments. As such, we believe that FirstCity is not required to disclose the information prescribed by Item 101(b) of Regulation S-K, and may satisfy its obligations under Item 101 by disclosing the information prescribed by Item 101(h) as long as FirstCity qualifies as a smaller reporting company.

Please note that generally accepted accounting principles (“GAAP”) require certain disclosures of financial information about segments, and that we disclosed such segment information as prescribed by GAAP in our financial statement footnotes (refer to page 112 of our 2009 Form 10-K). In addition, we disclosed information about the results of operations for our segments under Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations (refer to pages 22, 25 and 30 of our 2009 Form 10-K).

2.                          Indicate your source of funding to purchase assets.

Response:  The Company’s sources of funding to purchase assets primarily include cash generated from operations (i.e., Portfolio Asset and investment collections and service fees), cash distributions from unconsolidated equity-method investments, and borrowings from credit facilities. We disclosed the nature and purpose of these funding sources in Parts I and II of our 2009 Form 10-K as follows:

Part I, Item 1. Business

•                  Page 11 — Fourth and fifth paragraphs under the heading “Structure and Financing of Portfolio Asset Purchases”

•                  Page 12 — Second, third and fourth paragraphs under the heading “Relationship with Bank of Scotland plc”

•                  Page 16 — Paragraph under the heading “Leverage”

Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

•                  Pages 34-35 — First three paragraphs under the heading “Liquidity and Capital Resources”

Based on the above-referenced disclosures that describe the nature and purpose of our funding sources, combined with the scaled disclosures available to smaller reporting companies under Item 101(h) of Regulation S-K, we believe that our existing disclosures about our funding sources satisfy the applicable disclosure requirements under Item 101 (Description of Business) of Regulation S-K. In response to the Staff’s comment, we respectfully propose that FirstCity continue its funding disclosure practices as referenced above in future submissions.

3.                          Please indicate how long you typically hold portfolio and special situations assets and discuss more fully on page 10 or elsewhere as appropriate. In the body of the text, please quantify any significant change in your ability to liquidate assets and the impact on income given the economic situation you describe.

Response:  The Company’s holding period for special situation assets typically ranges from 12 to 36 months (which information was disclosed in our 2009 Form 10-K on page 13 in the first paragraph under “Special Situations Platform Business Segment”). The Company’s holding period for portfolio assets typically ranges from 12 to 60 months of acquisition, with a significant majority of such assets liquidated within the first 36 months. In response to the Staff’s comment, we respectfully propose to revise the disclosure in our 2009 Form 10-K on page 8 in the second paragraph under “Portfolio Assets” to incorporate the following (or comparable) disclosure in future submissions:

FirstCity seeks to resolve Portfolio Assets through (i) a negotiated settlement with the borrower in which the borrower pays all or a discounted amount of the loan, (ii) conversion of the loan into a performing asset through extensive servicing efforts followed by either a sale of the loan to a third party or retention of the loan by FirstCity or the Acquisition Partnerships, or (iii) foreclosure and sale of the collateral securing the loan. FirstCity typically resolves its Portfolio Assets within 12 to 60 months of acquisition, with a significant majority of such assets liquidated within the first 36 months.

In response to the Staff’s comment regarding the quantification of any significant change in our ability to liquidate assets, we acknowledge (and disclosed in our 2009 Form 10-K on page 23 in the first paragraph under “Net Impairment Provisions”) that the impact from illiquid markets, real estate value declines and the overall economic slowdown have created uncertainty and volatility in the marketplace. However, it has been our experience that such conditions have not significantly impacted our ability to liquidate assets. As discussed in our 2009 Form 10-K on page 22 in the paragraph under the heading “Net Impairment Provisions,” we recorded provisions on our portfolio assets and loans in 2009, but such provisions were attributable primarily to declines in values of the underlying loan collateral and real estate assets, and not to our ability to liquidate these assets. As such, we believe that disclosure regarding significant changes in the Company’s ability to liquidate its assets is not applicable at this time.

4.                          Disclose how much of the original $597 million in net operating loss carry forwards remains available to the company. In the body of the text please discuss this in some detail under separate heading.

Response:  At December 31, 2009, the Company had approximately $124.3 million of net operating loss carry forwards remaining to offset future taxable income. Although we did not disclose this information on page 5 under the heading “General” in our 2009 Form 10-K, we included disclosure of such information in Part II, Item 7 in the second paragraph on page 45 under the heading “Deferred Tax Assets—Valuation” and in Part II, Item 8 in the last paragraph on page 105 under the heading “13. Income Taxes.” In retrospect, we believe that disclosure of the original $597 million in net operating loss carry forwards that the Company obtained in 1995 did not carry the same level of significance and relevance in 2009 (or on a go-forward basis). As such, in response to the Staff’s comment, we respectfully propose to remove disclosure of the Company’s original $597 million in net operating loss carry forwards from Part I, Item 1. on page 5 under the heading “General” in future submissions, but continue to include relevant disclosure of such information where appropriate.

Overall Business Strategy, page 6

5.                          Where need be, please consider revising the filing text to present information in plain English that is meaningful for your readers. Note the guidance about writing in plain English that is available on our web site. Consider the following situations:

Response:  We are familiar with the guidance document “A Plain English Handbook” that the SEC maintains on its website, and we will continue to consider this guidance for filing text disclosures in future submissions.

•                  The third sentence on page 6 attempts to describe your strategy but, itself, refers back to your strategy. Please use meaningful terms and phrases. Avoid jargon. Note also at the fifth bullet, for example, and the first sentence of the last paragraph on page 10.

Response:  In response to the Staff’s comment regarding the “page 6” reference, we propose to revise this disclosure in future submissions, as applicable, to incorporate the following (or comparable) disclosure:

FirstCity’s entry into its Special Situations Platform business began in April 2007 with the formation of FirstCity Denver Investment Corp. (“FirstCity Denver”) — a majority-owned subsidiary which was designed to provide the Company with another investment platform to leverage the skills and expertise of management and other business partners by seeking out additional investment opportunities, and negotiating and structuring investments to manage our risk while providing attractive risk-adjusted returns.

In response to the Staff’s comment regarding the “fifth bullet” and “page 10” references, please note that these are two distinct, unrelated sentences. The word “capitalize” in the “fifth bullet” reference was used as an intransitive verb with the meaning “to gain by turning something to advantage” regarding the servicing expertise of Company personnel, whereas the word “capitalized” in the “page 10” reference was used as a transitive verb with the meaning “to treat as an amortizable investment in capital assets rather than as operating expenses charged against revenue” regarding loan servicing assets under FASB ASC 860, Transfers and Servicing. In response to the Staff’s comment, we respectfully propose to revise and clarify the lead-in to the first sentence of the last paragraph on page 10 of its 2009 Form 10-K to incorporate the following (or comparable) disclosure in future submissions:

The Company does not capitalize and carry on its balance sheet servicing rights related to its Portfolio Assets because servicing is not contractually separated from the underlying assets by sale or securitization of the assets with servicing retained (or separate purchase or assumption of the servicing), and FirstCity does not have the risk and rewards of ownership of the servicing rights.

•                  The bullets on page 6 seem to go back and forth between portfolio asset issues and special situation issues. Please group and clarify disclosure appropriately and use appropriate subheadings.

Response:  In response to the Staff’s comment, we will use subheadings titled “Portfolio Asset Acquisition and Resolution Business” and “Special Situations Platform Business” (or comparable) in future submissions, and group the bulleted strategy disclosures on page 6 under the appropriate subheading for clarification.

•                  Avoid promotional language. At the second paragraph on page 7 you describe your company as “a significant participant in the financial services sector.” If retained, quantify and otherwise substantiate management’s view. Note also at the beginning of the fourth paragraph where you describe your industry as “an expanding industry” and the last full paragraph on page 7 and the paragraph bridging pages 7 and 8 which seem to contradict each other. If retained, describe your company’s net income performance over the past two years in the context of this environment. Note also at the second full paragraph on page 10 where you reference “extensive diligence” — language that is not normally used in an SEC filing.

Response:  Regarding the Staff’s comment regarding the “page 7” reference, please note that we attempted to substantiate management’s view of the Company as a “significant participant in the financial services sector” by quantifying the Company’s life-to-date portfolio acquisitions in the third paragraph on page 7 under the heading “Portfolio Asset Acquisition and Resolution Business Segment.” However, in response to the Staff’s comment regarding the “page 7” reference, we will replace the descriptive wording “significant participant” with “active participant” in the referenced paragraph in future submissions.

In response to the Staff’s comment regarding the “beginning of the fourth paragraph” reference, we will remove the word “expanding” from the referenced sentence in future submissions.

In response to the Staff’s comment regarding the “second full paragraph on page 10” reference, we will replace the text “extensive diligence philosophy” with “due diligence process and philosophy” in the referenced paragraph in future submissions.

•                  Place the information you provide in context. In the third paragraph you quantify total portfolio asset acquisitions of your company, but do not advise how this relates to increase or decrease in revenue in the past few years, to profitability, or any other aspect of your company.

Response:  The quantification of our life-to-date portfolio asset acquisitions as mentioned in the Staff’s “third paragraph” reference was disclosed to help substantiate management’s view of the Company as a

“significant participant in the financial services sector” (as discussed in our response above) rather than serve as an indicator of the Company’s revenue levels and/or profitability. In response to the Staff’s comment, for clarification purposes, we respectfully propose to retain the quantified disclosure amounts, but revise the lead-in to the sentence in the referenced paragraph from “To date, FirstCity and the Acquisition Partnerships have acquired…” to “Since inception, FirstCity and the Acquisition Partnerships have acquired…” in future submissions.

Portfolio Asset Acquisition and Resolution Segment, page 7

6.                          The second bullet on page 6 refers to capitalizing on the expertise of partners. Where appropriate, please discuss the business reasons and importance of these partnerships to your operations. Are there reasons you do this other than outside expertise? Does this allow you to buy assets that you could not afford by yourself? Does it reduce your risk to more manageable levels? Give the number and amount of loans or other assets acquired with co-investors, how this impacts net income and your plans for the future. As warranted, disclose any principal, partnership participants and your level of dependence on those parties.

Response:  In response to the Staff’s comment regarding the “second bullet on page 6” reference, we respectfully propose to revise and clarify this “strategy bullet point” to incorporate the following (or comparable) disclosure in future submissions:

•                  Increase the Company’s investments in Portfolio Assets acquired through investment entities formed with one or more other co-investors, thereby capitalizing on the skills, expertise and resources of business partners to identify and source portfolio acquisition opportunities, pool our extensive and diverse experience and knowledge of distressed asset markets, and provide additional financing alternatives to fund portfolio acquisitions.

In 2009, the Company and its co-investors jointly acquired 566 portfolio assets with a total purchase price of $98.1 million — comprised of 467 assets with a total purchase price of $83.6 million acquired through acquisition partnerships that are consolidated by the Company, and 99 assets with a total purchase price of $14.5 million acquired through unconsolidated acquisition partnerships. In response to the Staff’s comment regarding the number and amount of loans or other assets acquired with co-investors, we respectfully propose to disclose this information, along with other relevant information, in the following tabular disclosure in future submissions (the following table presents an expanded analysis of our originally-disclosed portfolio asset acquisitions that was included in our 2009 Form 10-K on page 8 under the table heading “Portfolio Assets Acquired” and would replace the originally-disclosed table in future submissions):

	Year Ended December 31, 2009
	(Dollars in thousands)
		Acquisition Partnerships
	Wholly-Owned	Consolidated	Unconsolidated	Total
Face Value	$205,655	$137,004	$67,440	$410,099
Total purchase price	$102,537	$83,549	$14,504	$200,590
FirstCity equity invested	$102,538	$42,146	$2,970	$147,654
Total number of Portfolio Assets	210	467	99	776

As reflected in the table above, a significant majority of our portfolio asset investments in 2009 were acquired by entities and acquisition partnerships that are consolidated by FirstCity, as opposed to being acquired by unconsolidated acquisition partnerships that FirstCity accounts for as equity-method investments. From a revenue perspective, consolidated portfolio assets drive “income from portfolio assets” on our consolidated statement of operations, whereas unconsolidated portfolio assets drive “equity in earnings of unconsolidated subsidiaries.” As such, in light of the fact that a significant majority of our portfolio asset investments in 2009 were consolidated by the Company, management expected a shift in the composition of FirstCity’s reported revenue attributed to “income from portfolio assets” from “equity in earnings of unconsolidated subsidiaries” — and management’s expectation regarding this expected revenue shift was disclosed in the MD&A section of our 2009 Form 10-K as follows:

•                  Page 25 — discussion included in the paragraph heading “Income from Portfolio Assets.”

•                  Page 27 — discussion included in the second paragraph under the bullet heading “Domestic”

•                  Page 28 — discussion included in the second paragraph under the bullet heading “Latin America”

•                  Page 28 — discussion included in the second paragraph under the bullet heading “Europe”

While management disclosed its expectation regarding a shift in the “type” of revenue that would be recorded by the Company due to our increased investments in consolidated portfolio assets, it should be noted that management does not have the ability to estimate, with reasonable precision, the resulting monetary impact to revenue and net income. The Company’s revenue and net income attributed to portfolio assets are impacted by numerous factors that are outside of management’s control — including, but not limited to, commercial real estate values, general economic conditions, market liquidity, and a borrower’s ability to repay and/or refinance the loan.

Regarding our “plans for the future” in the context of portfolio asset investments with co-investors, it should be noted that management did not have a planned expectation at December 31, 2009 as to the extent of the Company’s involvement, if any, with co-investors to acquire future portfolio assets. The Company’s decision to purchase a portfolio asset for its own account or involve a co-investor was determined on an investment-by-investment basis (depending on various factors such as portfolio size, geographic location, nature of portfolio assets, etc.). As such, at December 31, 2009, the Company was not dependent on co-investors to provide liquidity and/or funding for future portfolio asset investments (as disclosed under the paragraph heading “Relationships with Other Investors in Acquisition Partnerships” on page 12 of our 2009 Form 10-K). However, as disclosed in Form 8-K current reports that the Company filed on June 30, 2010 and July 1, 2010, FirstCity has since entered into an investment agreement with a co-investor to jointly participate in distressed asset investment opportunities. This agreement specifies, among other things, that FirstCity’s share of portfolio asset investments with the co-investor will range from 5% to 25% — which likely will translate to a shift in the nature of the Company’s portfolio asset investments in 2010 (i.e., an increase in portfolio assets being acquired by unconsolidated acquisition partnerships instead of consolidated acquisition partnerships). In future submissions, the Company will disclose its material portfolio asset investments with co-investors, and its dependence and involvement with any such co-investors, as warranted.

Portfolio Assets, page 8

7.                          Please disclose why the total purchase price and total invested figures at the bottom of page 8 are different.

Response:  The “total purchase price” represents the seller’s price of the portfolio assets, whereas the “total invested” represents the total amount of the day-one investment by FirstCity and co-investors to fund the purchase prices of the portfolios and to provide start-up cash to fund the initial operations of the acquisition partnerships, if necessary. Management believes that the incremental difference between the “total purchase price” and “total invested” is not material. As such, in response to the Staff’s comment and the immaterial nature and relevance of the “total invested” disclosure, we will remove the “total invested” disclosure from the referenced table on page 8 in future submissions.

8.                          We note that previously in the filing you discuss international operations, but at the top of page 9 indicate you didn’t purchase any overseas assets in 2009. Please disclose any change in operating policy and discuss the reason for this situation — either here and/or in the MD&A section.

Response:  Although FirstCity did not directly acquire any foreign portfolio assets in 2009, the Company invested approximately $11.2 million in 2009 to purchase equity interests of foreign entities that owned foreign portfolio assets (as disclosed in the MD&A section of our 2009 Form 10-K under the heading “Overview” on page 22). Two of these equity investments in foreign acquisition partnerships were disclosed under the subheadings “French Acquisition Partnerships” on page 81 and “Acquisitions of Noncontrolling Interests” on page 82 of our 2009 Form 10-K. FirstCity is an opportunistic investor in the distressed asset market and continues to pursue portfolio asset investment opportunities (mainly debt and to a lesser extent equity) in both domestic and foreign markets. In 2009, based on the foreign investment opportunities identified and pursued by the Company, it happened that all such consummated transactions were in the form of equity investments instead of direct portfolio asset acquisitions. In response to the Staff’s comment, the Company will provide disclosure if management changes its foreign investment policy and the reason for any such change in future submissions, as applicable.

Small Business Administration Loans, page 11

9.                          Please clarify why this subsection is located here.

Response:  We disclosed information under the subheading “Small Business Administration Loans” on page 11 to highlight the differences in the accounting treatment of SBA loan servicing rights (i.e., capitalized and carried on the balance sheet) compared to portfolio asset servicing rights (i.e., not carried on the balance sheet). In retrospect, given the immaterial nature of the Company’s SBA lending activities to its consolidated balance sheet and operations, we respectfully propose to remove this referenced paragraph from its Form 10-K in future submissions.

Government Regulation, page 16

10.                   Revise this section to give the names and function of your principal regulators.

Response:  As a non-registered specialty finance company, FirstCity does not have a primary regulator that supervises and regulates our primary commercial business operations and activities. As presently disclosed in our 2009 Form 10-K, certain aspects of the Company’s operations are subject to supervision and regulation by various domestic and foreign governmental authorities. However, it is our belief and experience that the laws and regulations imposed by these governmental authorities, as applicable, do not significantly impact FirstCity’s operations and activities, and are not material in the context of understanding the Company’s nature of operations and business activities. In response to the Staff’s comment, we respectfully propose to retain our existing disclosure of information under the heading “Government Regulation” on page 16 of its 2009 Form 10-K in future submissions, as applicable.

Management’s Discussion and Analysis, page 21

11.                   You tend to quantify year to year changes while providing little or no underlying basis for any change. For example, from the table on page 22 we note the significant 2009 increase in income from portfolio asset operations, but find no significant description of the basis for this. In particular, where appropriate, please discuss and quantify the significant factors that affected income from portfolio assets revenue and the provision for loan impairment losses. These might include, but should not be limited to, volume, the quality of the loans you purchased during the year, the impact of the financial difficulties faced in the U.S. and elsewhere, or other factors. If the only significant reason is the increase in consolidated collections referenced on page 25, discuss this in greater detail including how these factors changed between 2008 and 2009. We note that the amount of income seems to have increased at a significantly greater rate than simply the volume of assets purchased.

Response:  In response to the Staff’s comments regarding the table on page 22 and discussion regarding the underlying basis for the year-over-year changes, please note that it was our intent to present this table under the heading “Overview” to provide the readers with an introductory, summarized synopsis of the year-over-year comparison of FirstCity’s earnings components, and to provide a detailed discussion of the underlying factors that affected our earnings components beginning on page 24 under the heading “Results of Operations” (and not under the heading “Overview”). In order to clarify the location of the detailed discussions and analysis of the underlying factors affecting our earnings, we respectfully propose to include the sentence “Refer to Results of Operations below for a detailed review of the Company’s operations for 20XX compared to 20XX” (or similar) immediately below the referenced table in future submissions. We disclosed this sentence, with appropriate dates, below the same table in the MD&A sections of our Form 10-Q reports for the quarterly periods ended March 31, 2010 and June 30, 2010.

In response to the Staff’s comment regarding the discussion and description of the basis for changes in income from portfolio assets and the provision for loan impairment losses, we would like to indicate the following paragraphs in the MD&A section of our 2009 Form 10-K that included such discussion:

•                  Page 22 — Paragraph under the subheading “Net Impairment Provisions”

•                  Page 25 — Paragraph included in the subheading “Income from Portfolio Assets”

•                  Page 26-27 — Paragraph under the subheading “Expenses” (bridging pages 26 and 27)

Based on the above-referenced paragraphs, we believe that the MD&A section of our 2009 Form 10-K included discussions about the factors that affected portfolio asset income and the provision for loan impairment losses. In response to the Staff’s comment, we respectfully propose that FirstCity continue its MD&A disclosure practices as referenced above in future submissions, combined with implementing the “Results of Operations” reference as proposed above and providing expanded discussions as proposed in the paragraph immediately below.

In response to the Staff’s comment regarding the reasoning (increase in consolidated collections referenced on page 25) that we used to describe the change in portfolio asset income, we would like to expand our explanation to the Staff to clarify that the large increase in income from portfolio assets (in 2009 compared to 2008) was attributed to a blended combination of the following factors: (1) increased volume of collections in 2009 compared to 2008 (as disclosed); (2) increased investment level  in 2009 compared to 2008 (as disclosed); (3) increased speed in liquidation (i.e., collection) of portfolio assets in 2009 compared to 2008; and (4) higher margins realized on portfolio asset liquidations in 2009 compared to 2008. The factors mentioned in (3) and (4) were attributed primarily to consolidated domestic portfolio assets of failed financial institutions that the Company had purchased (through sealed bids) from a federal government agency from September 2008 through June 2009. Generally speaking, it has been management’s experience, for the most part, that domestic portfolio assets purchased from U.S. federal government agencies (through sealed bids) generally result in timelier collections and higher gross margins when the portfolio assets are subsequently liquidated. It should be noted, however, that beginning in the second half of 2009, the Company observed a decrease in the level of failed bank assets marketed by U.S. federal government agencies for sale through sealed bid processes; rather, it appeared that the agencies’ method for disposing of failed bank assets evolved to a “purchase and assumption” strategy that increased financial institution consolidations and reduced the supply of distressed assets marketed for sale in the marketplace (as discussed in the last paragraph on page 7 of our 2009 Form 10-K). Based on various factors including, but not limited to, the desire and ability of financial institutions to shed distressed assets acquired from failed banks (through consolidation as mentioned above) and the number of participants in the distressed asset market, it remains unclear what impact these conditions will have on the margins and speed of liquidating portfolio assets acquired from non-governmental agency sellers. In future submissions, we respectfully propose to provide expanded discussions, as warranted and conditioned upon the availability of information, to describe significant changes in portfolio asset income and other earnings components.

12.                   Where appropriate, discuss the apparent, marked difference in income relative to year end asset levels between your portfolio assets and your special situations investment and other operations. As warranted, discuss the business reasons for carrying on both segments given this situation. Each seems to represent about 50% of income with markedly different returns.

Response:  We believe that the nature of the business and operations attributed to our portfolio asset and special situations investments are distinct — as supported by the fact that we report the operations attributed to these investment activities as two separate reportable segments (Portfolio Asset Acquisition & Resolution Business Segment and Special Situations Platform Business Segment). Our portfolio asset investments are comprised primarily of consolidated holdings in acquired nonperforming loans and real estate, and equity-method investments in partnerships that hold acquired nonperforming loans and real estate; whereas our special situations investments are comprised primarily of capital structuring arrangements with middle-market companies (mostly distressed or turnaround situations) in the form of loan originations and equity investments (both controlling and minority equity interest holdings). We discussed the distinct nature of the operations, characteristics, objectives and activities attributed to our portfolio asset and special situations investments in our 2009 Form 10-K under the headings “Portfolio Asset Acquisition and Resolution Business Segment” (beginning on page 7) and “Special Situations Platform Business Segment” (beginning on page 13). In addition, we provided separate, detailed discussion and analysis on the results of operations and investment activity for each of these business segments in the MD&A section of our 2009 Form 10-K (beginning on pages 24 and 32 for our portfolio asset investment operations and beginning on pages 29 and 34 for our special situations investment operations). In light of the different objectives, economic characteristics, structures, strategies and processes attributed to the Company’s portfolio asset and special situations investments, management believes that comparison of the underlying asset levels and/or earnings between these two business segments will not provide meaningful metrics or accurate conclusions. An analysis of the revenues and assets for each segment was presented in tables on pages 113 and 114 of our 2009 Form 10-K — which reflects, among other things, the revenues and assets attributed to our portfolio asset and special situations investment operations. In response to the Staff’s comment, we respectfully propose that FirstCity continue its MD&A disclosure practices as referenced above in future submissions.

13.                   Similarly, we find no significant discussion of the material decline in corporate overhead reported in the table on page 22. Please address this in some detail. To the extent that corporate overhead costs in 2008 were principally tax based, please explain this given the company’s tax advantaged net operating loss carry forwards.

Response:  Regarding the referenced table on page 22, the line-item caption “Corporate overhead” included $20.0 million of income tax expense in 2008 compared to $0.5 million of income tax benefits in 2009. Income tax expense in 2008 included $20.1 million of deferred tax expense recorded in connection with a full valuation allowance established by the Company for its deferred tax asset. Although we did not break-out income tax expense and other components of “Corporate overhead” in the referenced table on page 22, please note that we provided such detail in the table included  under the “Segment Reporting” footnote to our financial statements on page 113 of our 2009 Form 10-K. In addition, we provided discussion regarding the $20.1 million deferred tax expense recorded in 2008 in the MD&A section of our 2009 Form 10-K in the subheading “Income taxes.” on page 32. In response to the Staff’s comment, we respectfully propose that FirstCity replace the above-referenced table on page 22 with the above-referenced table on page 113 in future submissions, which will provide expanded detail of the “Corporate overhead” components in the MD&A section.

Signatures, page 136

14.                   Revise to identify the principal accounting officer.

Response:  The Company’s chief financial officer, J. Bryan Baker, also serves as the Company’s principal accounting officer. In response to the Staff’s comment, we will revise the signature of J. Bryan Baker in future submissions to recognize his responsibility in both capacities as “Principal Financial and Accounting Officer.”

* * * * *

The Company acknowledges that

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call me.

Very truly yours,

/s/ J. Bryan Baker
J. Bryan Baker
Senior Vice President and Chief Financial Officer
FirstCity Financial Corp.
(254) 761-2810